Exhibit (a)(5)(LL)

SPIEGEL Online, 10/04/2016

Chinese Aixtron Investor

Mister Liu does not understand the German fear

Putzmeister, Kuka — and now the machine builder Aixtron: Again an acquisition fuels the concern of a sellout of German technology to China. Investor Liu Zhendong talks about his plans for the first time.

An interview by David Böcking

Readers of large German dailies can currently hardly avoid them: large advertisements with a message to the shareholders of the machine builder Aixtron from Herzogenrath near Aachen: “Act now. Don’t miss your chance.” The sender is the Chinese investment fund Fujian Grand Chip (FGC), which wants to take over Aixtron. On Friday, its offer ends.

The deal has raised mistrust. 51 percent of FGC are indeed controlled by the private investor Liu Zhendong. However, the rest is indirectly in the possession of the state through a complicated network of firms about which the economy magazine Capital had reported first. Like recently, with the robot manufacturer Kuka, there is therefore concern that the Chinese state would want to incorporate German know how.

Such know how undoubtedly exists at Aixtron. The machine builder for semiconductor manufacturing has in fact been in a crisis already for a longer time. Aixtron’s share price chart however crashed especially in the end of 2015 when the Chinese company San'an cancelled a large-scale order. There are business relations between San'an and FGC. Did the Chinese thus create their own bargain?

So far, Liu Zhendong kept silence regarding this and other accusations and remained a phantom in other ways as well. Shortly before the expiration of the offer, he now seeks public attention. Liu stressed towards SPIEGEL ONLINE that, despite public co-funding, he would make the decision about Aixtron’s future by himself. The interview was conducted in writing and subsequently reviewed by various lawyers — because financial supervision and exchange supervisory authorities keep a close eye on Liu.

• Mr. Liu, in a few days you want to take over an important German tech company. Yet up until now we didn’t even know what you look like. Why so shy?

I am not shy at all. I have been in Germany several times in connection with the deal. The point is that I do not speak German. Therefore I am not going on a roadshow and do not give press conferences. In Germany, I have good advisors for example Deutsche Bank who are acting on my behalf. And, frankly speaking, I did not expect that I would be that interesting to the German public.

• Please tell us a little about yourself. Where do you come from, how old are you, what is your education and how did you make your money?

I am 49 years old. I was born in Quanzhou, and I currently live in Xiamen. After finishing high school in 1985, I started my commercial trade business. In those days, the new economic reforms created a lot of opportunities for Chinese citizens, and I decided to try my luck. Indeed, I was lucky, especially after I began to invest in private equity industries in 2000. I made some very profitable investments in the first decade of this century. Later, I was quite successful with other investments in China

• Why do you want to buy AIXTRON?

In my country, there is a growing demand for semiconductors. AIXTRON is focused on high-tech machinery to produce those semiconductors. It is logical to bring this together and to improve AIXTRON’s ability to compete and grow in China.

• Why is the German industry in general so interesting to Chinese investors?

In Germany, you can find a lot of medium-sized enterprises whose reputations are highly valued, especially in the manufacturing and technology sectors. Among them, there are quite a few so-called “hidden champions”. So, as an investor, it is very logical to look at Germany and its companies.

• So far you have mainly invested in mining. What qualifies you as an investor in a high-tech-company?

As an investor, it is my job to discover business opportunities. It is not my job to run a company. In the case of AIXTRON I absolutely trust the present management.

• How long do you plan to keep AIXTRON?

I am prepared to invest in AIXTRON for a long time. My investment philosophy is to discover companies with potential for sustained growth and to hold them as long-term investments. I would like to see the companies in which I invest have sustainable development and appreciate in value.

• You have promised to keep AIXTRON’s headquarters in Herzogenrath and not to move R&D or jobs from current sites. But what should keep you from moving them eventually? After all, China wants to develop its semiconductor industry with Xiamen as one of the centers.

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The employees of AIXTRON are highly skilled, highly experienced. These experts are independent people who you can not force to move their households 7000 kilometers further east. They would quit immediately. In general, I don’t understand why some people are constantly afraid Chinese investors would move jobs to China. Look at what Chinese investors have done with Volvo. Look what they have done with the German cement pipe manufacturer Putzmeister. To my knowledge, they did not transfer jobs or technology, they developed those firms into flourishing companies.

• One of AIXTRON’s biggest shareholder, Argonaut Capital, warned in May that “there would not appear to be anything preventing Fujian Grand Chip from breaking up the business and selling off AIXTRON’s assets”. What is your response to such fears?

Again — why should I do that? In China, there is a big demand for semiconductors, and AIXTRON has the technology to meet that demand. By breaking up AIXTRON’s business I would destroy my own business opportunities. And, finally, pursuant to the terms of the business combination agreement I entered into with AIXTRON, I generally agreed to keep AIXTRON like it is. I could face liability if I do not keep my promises..

• 49 percent in FGC is owned by Xiamen Bohao Investment Ltd. which is indirectly owned by the Xiamen municipal government. What role did the Chinese state play in the decision to take over AIXTRON?

The Chinese state and local governments played no role in my decision to invest in AIXTRON. I have not discussed the investment with Chinese government officials, but I assume that they would recognize that my decision to invest is consistent with their policies.

• And what role will the Chinese state play after a take-over of AIXTRON?

No role at all. It’s me who exclusively manages my company FGC.

• The Chinese government has announced the ambitious plan “Made in China 2025”, that aims to transform the country into a leading manufacturing power. Is the take-over of AIXTRON part of that plan?

As I have stated already, Chinese government authorities played no role at all in my decision to invest in AIXTRON. My advisors identified the opportunity, we recognized that there is a demand for the AIXTRON technology internationally, not just in China. Many countries make funds available to assist investments that will bring technology, and I am taking advantage of that, in conjunction with a major investment of my own funds.

• You offer 6 Euros per share of AIXTRON stock. They were traded at higher levels for a long time, before suffering a massive loss in December 2015. Why should stock owners accept a bid, that will mean losing money for most of them?

The times of the booming New Market when AIXTRON’s shares were priced up to 20 or even 30 Euros have gone by. Today’s reality is — on March 30th this year the closing price was 3.91 Euros. On February 8th the closing price was down to 2.95 Euros. Therefore, I believe an offer of 6 Euros is a good and fair price.

• The crash of AIXTRON’s stock in December followed a cancelled order by its costumer San’an Optoelectronics. It is also based in Xiamen and a shareholder of Sino IC Leasing which is co-financing your bid. That raised suspicions in Germany. Were you or people close to you in any way involved in the cancellation of that order?

The answer is very simple: No. To my knowledge, the deal was cancelled because AIXTRON did not achieve specific qualification requirements, as disclosed in AIXTRON’s press release of December 9, 2015. It is true that an affiliate of Sino IC Leasing is co-financing my bid. Sino IC Leasing’s capital is coming from various companies, banks, state funds and private investors. San’an is one of them and holds a share of 5.282 per cent. I do not believe that is enough of an interest to have influence on any deal.

• According to the latest available numbers your offer has been accepted by less than twelve of the necessary 60 percent of shareholders. Are you worried that your offer will be turned down?

When you look at other takeover offers, you will see that institutional and private investors tend to wait until the very last days to tender their shares. Of course I would not like to see the offer turned down. I have invested a lot of time and money in this bid,.

• If your take-over is successful, when can we expect to see you in Germany?

Very soon. I suppose there are a lot of things AIXTRON’s management would like to discuss with me.